SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(b)(c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )*

Hemagen Diagnostics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

423501 105
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page 1 of 4 pages

CUSIP No. 423501 105	13D	Page 2 of 4 Pages

1.	Name of Reporting Person Jonathan E. Rothschild

2.	Check the Appropriate Box If a Member of Group*	(a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 517,350

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 517,350

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 517,350

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*	|_|

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 4 pages

Item 1(a)          Name of Issuer:    Hemagen Diagnostics, Inc.

Item 1(b)          Address of Issuer's Principal Executive Office:

                          9033 Red Branch Road
                          Columbia, Maryland 21045

Item 2(a)          Name of Person Filing:    Jonathan E. Rothschild

Item 2(b)          Address of Principal Business Office:

                          1061-B Shary Circle
                          Concord, CA 94518

Item 2(c)          Citizenship:     U.S.A.

Item 2(d)          Title of Class of Securities:    Common Stock

Item 2(e)          CUSIP Number:     423501 105

Item 3              If this Statement is Filed Pursuant to Rule 13d-1(b), or
                        13d-2(b), check whether the Person Filing is a:    N/A

Item 4             Ownership:

(a) (b) (c)	See Item 9 of cover page. See Item 11 of cover page. See Items 5-8 of cover page.

         The shares in Items 5, 7 and 9 include 373,300 common shares owned directly by Mr. Rothschild, 88,850 common shares owned by Arterio, Inc., a corporation of which Mr. Rothschild is the sole shareholder, and 55,200 common shares which are indirectly owned by Mr. Rothschild through the Arterio, Inc. Profit Sharing Plan.

Item 5             Ownership of 5% or Less of Class:     N/A

Item 6             Ownership of More Than 5% on Behalf of Another Person:    N/A

Item 7              Identification and Classification of the Subsidiary which Acquired the Security being
                         Reported on by the Parent Holding Company:     N/A

Item 8              Identification and Classification of Members of the Group:     N/A

Item 9              Notice of Dissolution of Group:    N/A

Page 4 of 4 pages

Item 10              Certification:    N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 3/22/2004	/s/Jonathan Rothschild Jonathan Rothschild